Filed by Inergy, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inergy Holdings, L.P.

Commission File No.: 001-34663

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger and related transactions between Inergy, L.P. (“Inergy”) and Inergy Holdings, L.P. (“Holdings”) will be submitted to the unitholders of Holdings for their consideration. Inergy will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Holdings that also constitutes a prospectus of Inergy. Inergy and Holdings also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HOLDINGS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Inergy and Holdings once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Inergy will be available free of charge on Inergy’s website at www.inergylp.com under the tab “Investor Relations” then select “Inergy, L.P.” or by contacting Inergy’s investor relations administrator at (816) 842-8181. Copies of the documents filed with the SEC by Holdings will be available free of charge on Holdings’ website at www.inergylp.com under the tab “Investor Relations” then select “Inergy Holdings, L.P.” or by contacting Holdings’ investor relations administrator at (816) 842-8181.

Inergy, Holdings and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Holdings in connection with the proposed transaction. Information about the directors and executive officers of Inergy is set forth in its Annual Report on Form 10-K for the fiscal year ended September 30, 2009, which was filed with the SEC on November 30, 2009. Information about the directors and executive officers of Holdings is set forth in its Annual Report on Form 10-K for the fiscal year ended September 30, 2009, which was filed with the SEC on November 30, 2009. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Inergy’s and Holdings’ current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Inergy’s and Holdings’ expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by Holdings unitholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Inergy and Holdings and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required Holdings unitholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, weather conditions; price and availability of propane, and the capacity to transport to market areas; the ability to pass the wholesale cost of propane through to customers; costs or difficulties related to the integration of the business of Inergy and its acquisition targets may be greater than expected; governmental legislation and regulations; local economic conditions; the demand for high deliverability natural gas storage capacity in the Northeast; the availability of natural gas and the price of natural gas to the consumer compared to the price of alternative and competing fuels; Inergy’s ability to successfully implement its business plan for its natural gas storage facilities; labor relations; environmental claims; competition from the same and alternative energy sources; operating hazards and other risks incidental to transporting, storing and distributing propane; energy efficiency and technology trends; interest rates; the price and availability of debt and equity financing; and large customer defaults.

Inergy and Holdings caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Inergy’s and Holdings’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Inergy, Holdings, the proposed transaction or other matters and attributable to Inergy or Holdings or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Inergy nor Holdings undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following is a transcript of a conference call between Inergy, L.P. and certain analysts dated as of August 9, 2010 / 2:00PM GMT

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

NRGY - Q3 2010 Inergy, L.P. Earnings Conference Call

Event Date/Time: Aug 09, 2010 / 02:00PM GMT

CORPORATE PARTICIPANTS

Brooks Sherman

Inergy, L.P.—EVP and CFO

John Sherman

Inergy, L.P.—CEO

Andy Atterbury

Inergy, L.P.—SVP of Corporate Development

Bill Moler

Inergy, L.P.—SVP of Midstream Operations

Phil Elbert

Inergy, L.P.—COO

Mike Campbell

Inergy, L.P.—VP, Treasurer and Head of IR

Laura Ozenberger

Inergy, L.P.—SVP and General Counsel

CONFERENCE CALL PARTICIPANTS

Brian Zarahn

Barclays Capital—Analyst

Darren Horowitz

Raymond James & Associates—Analyst

Ron Londe

Wells Fargo—Analyst

John Edwards

Morgan Keegan & Co., Inc.—Analyst

John Tysseland

Citigroup—Analyst

Ethan Bellamy

Wunderlich Securities, Inc.—Analyst

Adam Rothenberg

Zimmer Lucas Partners—Analyst

Carlos Rodriguez

Hartford Investment—Analyst

Sachin Shah

Capstone Global—Analyst

Sean Wells

RBC Capital Markets—Analyst

PRESENTATION

Operator

Good morning. I will be your conference operator today. At this time, I would like to welcome everyone to the Inergy’s third quarter conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions) Thank you. Mr. Brooks Sherman, Executive Vice President and Chief Financial Officer, you may begin your conference.

Brooks Sherman —Inergy, L.P.—EVP and CFO

Thank you, Sara. Good morning, everyone, and welcome to Inergy’s third quarter 2010 earnings call. In addition to earnings, today we’ll discuss our just announced merger agreement between Inergy Holdings and Inergy LP. On our website, you will find a set of slides that we believe will provide a good overview of the transaction, and I would reference you to those slides. On the call with me today are John Sherman, our CEO, Phil Elbert, our COO and President of Inergy Propane, Andy Atterbury, Senior Vice President of Corporate Development, Bill Moler, Senior Vice President of Midstream Operations, Laura Ozenberger, our Senior Vice President and General Counsel, and Mike Campbell, our Vice President, Treasurer and Head of Investor Relations.

Our format today will include our normal discussion of earnings starting with John providing an overview of our results and operation coupled with some remarks regarding the merger. I will go through our quarter-to-date and year-to-date results before we open it up to questions on both topics. I do want to point out that while we want to be as open as possible about the merger, there may be questions asked that we will just not be able to answer right now as we adhere to SEC and related rules, given that we’ll be filing a proxy statement in the coming weeks. Before I turn it over to John, I will read a forward-looking statements.

In our discussion today, we may communicate certain forward-looking information including our earnings guidance for the full fiscal year and capital expenditure forecasts and assumptions. Various risk factors including weather conditions, regulatory proceedings, and availability of assets to acquire and related financing may cause actual results to differ materially from any projections in these forward-looking statements. We provide a detailed discussion of these risk factors and others in other SEC filings and we encourage to you review those filings. John?

John Sherman —Inergy, L.P.—CEO

Thank you, Brooks. Good morning, everyone, and thanks for being on the call today. We want to talk to you today about our current results and future outlook but also about the important transaction we announced this morning. We believe that this combination of NRGY and NRGP will strengthen our competitiveness, lower our cost of capital, provide long-term accretion to unitholders and open up opportunities that are not available to us today.

First, let me describe the transaction. Basically our two boards and their independent committees have agreed to simplify our capital structure by merging the two partnerships in a tax free equity exchange. Under the terms of the agreement, NRGP unitholders will receive 0.77 NRGY units in exchange for each NRGP unit. This will result in the issuance of approximately 47.6 million units to the owners of NRGP in exchange for its non-managing general partners’ economic interests and the incentive distribution rights. The 0.77 exchange rate ratio represents about a 10% premium to NRGP based upon the average closing prices for the 20-day period ending August 3, as negotiated by the two committees.

There is a small amount of debt, about $27 million, that will be assumed — either assumed or refinanced by NRGY. The transaction is subject to approval by a majority of NRGP unitholders. Active members of management have entered into support agreements in favor of the merger, and the transaction is expected to close in the fourth quarter of this year. Significant investors in NRGP that are also members of management will be taking about 40% of their consideration in special payment in kind or PIK units that are illiquid and will not receive cash distributions. These units will convert to common units over a two-year period during which we will receive additional PIK units in lieu of quarterly cash distributions. This feature is constructed so the transaction is immediately neutral for NRGY common unitholders and importantly, demonstrates management’s support for the transaction and our confidence in the strategy.

Those of who you have followed the Company know that we have a history of putting our money where our mouth is for investors. In this transaction, we’re taking less value than the unaffiliated public holders of NRGP while supporting the distributable cash flow of NRGY. These PIK unit will represent about 11.6 million units, which is 40% of management’s original stake and about 24% of the new NRGY units issued. Upon completion of the merger, NRGP unitholders will own about 44% of NRGY via the 47.6 million new units including the PIK units. Add that to the 65.9 million units outstanding, subtract the 4.7 million units currently owned by NRGP, and you end up with about 108.8 million NRGY units after the merger.

This transaction should increase our distribution growth potential by lowering our cost of capital through the elimination of the IDRs, enhancing our competitive position for acquisition opportunities and capital expansion projects, and with the cancellation of the IDRs 100% of the economic return going forward will be shared by NRGY common unitholders. The streamlined capital structure should attract a broader investor base to a single, larger entity with increased float and liquidity, simplified governance and reduced conflicts and increased transparency and created efficiencies with one publicly traded entity. In summary, we believe that this is an outstanding opportunity for the partnership and we look forward to executing growth on behalf of our investors.

Onto the quarter. We came in a little bit under our original objective consistent with the revised annual guidance we communicated on our last earnings call. That revision was based on the delay of our Finger Lakes LPG Storage Project and the effects of the abrupt end of winter in March, impacting propane demand in the June quarter. The propane operating teams are currently doing the work to prepare for the upcoming demand season, and our recent acquisitions, Liberty and MGS are performing as expected. While the acquisition market has been — while the propane acquisition market has been a little slow over the last year or so, we are currently seeing a pick up in that activity.

Our Northeast natural gas business continues to perform well and we continue to move current projects forward as well as expand our pipeline of growth projects. The North-South pipeline work is under way. We finalized our binding agreements for MARC 1 last month and filed our certificate application with the FERC on Friday. We also acquired the last 10% of Steuben Gas Storage. A 100% of Steuben creates some opportunities for additional economic return for the partnership. The Seneca Lake acquisition is expected to close next month, and that will be a catalyst for additional development plans. We’re currently seeing a lot of activity in the Marcellus Shale which is enhancing the value of our storage assets.

In the last couple of months we have installed an interconnect with a producer on our south lateral and we are working with others to provide wheeling service come this fall. In summary, we’re very excited about the merger we announced this morning and the resulting streamlined capital structure. This will position us for long-term growth with a lower cost of capital. In fact, our equity capital cost decreases by 250 basis points just through the elimination of the IDRs. This is also a credit positive. We received positive feedback from the agencies regarding the combination. We’ll have a larger balance sheet with more liquidity and capital access where we finance our business and all of our investors will be aligned and on the same page. With that I am going to turn this back to Brooks for a run through the numbers, and I look forward to the Q&A.

Brooks Sherman —Inergy, L.P.—EVP and CFO

Thanks, John. Just a walk through the quarter ended June 30, 2010. I will start up with retail gallons. In the quarter, we sold 45 million retail propane gallons, up from 41.9 million last year. The sales were higher due to the Liberty and MGS acquisitions partially offset by decreased same storage data due mostly to warmer weather. If you recall, we had an abrupt end to the winter heating season this year with the month of March almost 10% warmer than normal and the quarter of June 30, 2010, for us being nearly 26% warmer than normal.

We earned $1.07 per gallon in margin this year, down from $1.18 last year. The margin performance continues to do well. As we said all year comparing to last year’s margin is difficult given the excellent margin environment that we had last year and the challenging product costs this year. We have still done what we set out to do which was to hold onto about 80% of the increased margin that we garnered last year, and you will see better evidence of that on the year-to-date basis. So that gave us our cash retail propane gross profit in this year’s quarter, $48.2 million, down from about $49.6 million last year.

Our Midstream gross profit in this year’s quarter is $32.8 million dollars, up $7 million or 27% from the $25.8 million last year. That increase reflects Thomas Corners’ firm contract kicking in April 1 and year-over-year improvement in US salt and our the West Coast operations coupled with our great ownership of Steuben since we have now effectively bought out all of our former partners. Other propane gross profit in the quarter was $24 million, up from $21.9 million last year. That reflects a positive effects of acquisitions and also a good quarter for our wholesale propane group. Total cash gross profit of $105 million in this year’s quarter up from $97.3 million last year.

Cash operating expenses continue to perform favorable to plan. $72.1 million this year, up from $65.6 million last year. Continued efforts on the personnel and vehicle front resulted in our same store OpEx down nearly $3.5 million quarter-over-quarter so the increase is due to the acquisitions. To arrive down at adjusted EBITDA in the quarter of $33.5 million, up from $31.3 million last year. So a little over $2 million better than last year’s quarter but as John alluded to, a little bit lower than we would like due mainly to the tougher environment out in the retail propane front we faced in the quarter.

Work our way down to net income. We had about $1.4 million of long-term and equity compensation in the quarter. We had a $1.4 million of transaction costs. Transaction costs represent deal costs on closed transactions that we must expense this year and forward with the new accounting rules. These type of costs that are expensed this year would have been capitalized as part of the transaction in prior years.

Depreciation and amortization in the quarter, $40.4 million, up from $26.4 million last year, the increase due primarily to the West Coast being online and higher depreciation there along with depreciation from the acquisitions. Interest expense in the quarter, $23 million, up from $17.2 million last year, again the increase from our acquisitions and project completions in addition to a little bit higher overall average rate. We had a loss on sale of assets at $2.1 million versus $1.1 million last year and then to move the net income a loss of $34.9 million in this year’s quarter versus $14.3 million last year. So a net loss in this quarter is normal for us in the summer quarters with the propane business, the increase driven really by higher depreciation and amortization and interest.

DCF. To get to DCF, $33.5 million of adjusted EBITDA in this year’s quarter, we back off $21.7 million of cash interest expense, about $3 million of maintenance CapEx, and a tax benefit of about $300,000 gives us DCF of $9.1 million in this year’s quarter, down a bit from the $12.3 million last year for the reasons talked about above. Net income that’s reported in the press release as adjusted — a loss of $32.4 million, so a $0.75 per unit loss versus $0.46 last year.

Moving on to year-to-date. Just a couple of highlights I will point out. Retail gallons 294.7 million gallons, up from 271 million in last year’s nine-month period. The gallons increased due to our acquisitions offset a bit by the weather as I discussed for the quarter and some continued conservation by our customers with the higher costs in the tougher economy. Margin per gallon of $1.14 in this year’s nine-month period versus $1.19 last year, so we have more than maintained the margin we expected to from the increase garnered in the favorable market we had last year. Retail propane gross profit of $336.6 million, up from $323 million last year. Midstream gross profit $95.3 million at 31% increase over the $72.7 million last year. Our Midstream business, especially storage and salt in the Northeast continued to do well and you see that in almost $23 million improvement in gross profit.

Other propane gross profit $86.8 million this year versus $89.3 million last year in the nine-month period gives us total gross profit this year of $518.7 million, up from $485 million last year. Cash operating expenses, $223.3 million for the nine-month period, up from $210.4 million last year. We continue to operate efficiently as I talked about there for the quarter with same-store OpEx down $8 million year-over-year due primarily to personnel costs offset by increases from our acquisitions. Adjusted EBITDA in our nine-month period, $295.5 million up from $273.4 million last year, so an 8% increase in adjusted EBITDA. That keeps us on track to achieve the adjusted EBITDA guidance we put forth in May of $330 million to $340 million.

Just a couple more points before DCF. Depreciation and amortization $117.6 million in this year’s nine-month period up from $79.3 million. We’re seeing the effect there is on the nine-month period really for the West Coast in acquisitions. Interest expense $66.9 million, up from $52.1 million last year, again consistent with the quarter and as expected. Adjusted EBITDA,, to walk down to DCF, $295 million of adjusted EBITDA, cash interest is $63.3 million, maintenance CapEx of $7.1 million has us with DCF of $225.1 million in this nine-month period versus $218.2 million last year and net income per unit as adjusted as we recorded in the press release, $0.83 per unit for the nine-month period, and a $1.95 in last year’s nine-month period. And with that, Sara, I think we’ll open it to questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Your first question comes from the line of Brian Zarahn from Barclays Capital.

Brian Zarahn —Barclays Capital—Analyst

Good morning.

John Sherman —Inergy, L.P.—CEO

Good morning, Brian.

Brian Zarahn —Barclays Capital—Analyst

Assuming the merger goes through — does the simplification impact your long-term growth plans? Do you see more growth in the gas storage business or are there other fee-based businesses you would be looking to enter? Can you comment a little bit about that?

Andy Atterbury —Inergy, L.P.—SVP of Corporate Development

This is Andy. It does not change our CapEx strategy. We will continue to invest capital on the propane side and on the Midstream side. On the Midstream side, we’ll continue to optimized and expand our Northeast footprint and also pursue establishing new footprints but this does not indicate an expansion of business line into anything that’s materially different from what we operate today.

John Sherman —Inergy, L.P.—CEO

Brian, I would just say just in general, though, we certainly feel like there will be incremental investment opportunities that may or may not have been available to us with this restructuring, both from a brought about really both from a lower cost of capital and a simplified structure. And I think the way that we have modeled this, our base case versus what we expect in incremental capital, I would just say that as is our history, we’re looking at this fairly conservative. And I would expect us to — I think if you look at our incremental capital expectations per year, you can’t predict it ratably on a year basis, but I would be very disappointed if we didn’t exceed that objective over the next three to five years in total.

Brian Zarahn —Barclays Capital—Analyst

In terms of the credit impact mentioned of favorable feedback in the credit rating agencies. Can you give a little more color on your conversations with them?

Brooks Sherman —Inergy, L.P.—EVP and CFO

I think they have a consistent message across MLPs with the general partners with IDRs out there that they view more credit positive for an MLP without the IDRs present. So we have a good relationship with them, and I think they do view this favorably really for that reason, and a simplification they like that aspect.

Brian Zarahn —Barclays Capital—Analyst

Okay. Final question. You have had a consistent penny bump in distribution in the last few years per quarter. What do you expect for the remainder of 2010 during the — before the vote on the merger?

Brooks Sherman —Inergy, L.P.—EVP and CFO

It is always our objective to continue to grow the distribution. That’s obviously one of the reasons that we’re — that we like this transaction, and as we look ahead here, we’ll see that’s always a decision that the Board makes, and it is immediately neutral, this transaction is, to our distribution, and but it is our objective to continue to grow. You may see us a little bit flatter scale as we move forward, but we intend to continue to grow, and we think this will provide opportunities. Also remember, that we have very good projects you projects under way in our base case to continue to grow the distributable cash flow of the partnership.

Brian Zarahn —Barclays Capital—Analyst

Thank you. That’s all for me.

John Sherman —Inergy, L.P.—CEO

Thanks, Brian.

Operator

Your next question comes from the line of Darren Horowitz from Raymond James & Associates.

Darren Horowitz —Raymond James & Associates—Analyst

Hey. Good morning, guys. First off. Congratulations on the announcement.

John Sherman —Inergy, L.P.—CEO

Thanks Darren.

Darren Horowitz —Raymond James & Associates—Analyst

First question on the Marcellus, can you give us a little bit more color on discussions with producers regarding the wheeling services opportunities and as a second question, as you look forward across the lower cost of capital platform, where do you think the best way to leverage your existing footprint is particularly around what you have done or what you will be doing with MARC 1?

Bill Moler —Inergy, L.P.—SVP of Midstream Operations

Darren, this is Bill Moler. First, we are — our south lateral goes into Bradford County, Pennsylvania. Pennsylvania has taken a lighter stance on regulation of the Marcellus than the state of New York, so there is a significant amount of activity in Bradford County, and as we continue to build out our facilities and get into Sullivan County we’re going to see that only grow. In the interim, though, while we’re waiting for FERC certification on both the North-South project and on our MARC 1 project, we have producers drilling and completing wells today that have asked to connect to our system. That is going to bring incremental interruptible wheeling revenue to the asset base. We’re doing some of it right now. We expect that to increase significantly over the next six months to a year, and then of course, once MARC 1 and North-South get placed in service, those interruptible revenues will be firmed up through the expansion.

Darren Horowitz —Raymond James & Associates—Analyst

Okay. And did you say for both of those projects combined the capital is about $325 million to $375 million in aggregate, is that about right?

Bill Moler —Inergy, L.P.—SVP of Midstream Operations

We tied it down a little tighter than that. We’re actually looking roughly $335 million to $340 million range on capital. Now that we know exact volumes and exact design parameters, we have been able to put pencil to paper and finalize those numbers.

Darren Horowitz —Raymond James & Associates—Analyst

Okay. And final question for me as it relates to the LPG storage at Finger Lakes. Any update there expected in service still spring of 2011 and any adjust to capital spend or maybe accelerating the growth?

Bill Moler —Inergy, L.P.—SVP of Midstream Operations

No, adjustment to capital spend at this time. We’re still awaiting New York State Department of Environmental Conservation permit approval, and we are at this point are not giving up on the April 2011 in service date.

Darren Horowitz —Raymond James & Associates—Analyst

Okay. Thanks for the color, guys.

John Sherman —Inergy, L.P.—CEO

Thanks John.

Operator

Your next question comes from the line of Ron Londe from Wells Fargo.

Ron Londe —Wells Fargo—Analyst

Thanks. With regard to the number of units that you’re going to have outstanding after the transaction, could you run through that again? You went fast on that.

John Sherman —Inergy, L.P.—CEO

I think I was just trying to give a feel here, and certainly the transactions got — there is a couple of steps in this transaction, Ron, but at the end of the day I think we’ll have 47.6 million new units which includes the PIK units. Add that to the 65.9 million units currently outstanding, and then you subtract 4.7 million units, NRGY units that are currently owned by NRGP, and you end up with about 108.8 million, a little under 109 million NRGY units after the merger.

Ron Londe —Wells Fargo—Analyst

Okay. And that doesn’t take into consideration the PIK units — I guess it would take into consideration.

Brooks Sherman —Inergy, L.P.—EVP and CFO

It takes into consideration the PIK units converting. It does not add the quarterly PIK units that those investors will receive.

Ron Londe —Wells Fargo—Analyst

Right. Exactly. Can you give us an idea — the margins slipped a little bit? Can you give us some color on what you see going on from a competitive standpoint out there in propane world?

Phil Elbert —Inergy, L.P.—COO

Ron, this is Phil. On the margins, we continue to see ourselves retaining on a year-to-date basis at least 80% of the gains we realized last year. We see a good margin environment out there. One thing when you look at our year-over-year numbers that may be worth pointing out is we made a couple of significant acquisitions in terms of volume and Liberty and MGS the first of the year. And if you combine those two acquisitions, the average margin we expect on those comes in close to about $1 a gallon compared to our historics of more like $1.20, and that’s pulling the year-over-year comparison down a bit. But we certainly feel good about margins going forward and I think there is opportunity for some expansion there.

Ron Londe —Wells Fargo—Analyst

Can you give us color what’s going on the West Coast with your operations out there?

Phil Elbert —Inergy, L.P.—COO

It is fully running, Ron. It’s — we opened — the ISO butane season commences around April 1. On preparation for that we beefed up our commercial team with a couple of well respected industry veterans. It is our first year. I would say that we had some nice baseload summer contracts, for isomerization, our storage facility has been creating expected cash flows. The unit hasn’t been running at full 100% of expected levels, but I am not sure that for the first year we — I don’t know that, that totally surprises us, but we have seen nice year-over-year expansion in cash flows out of the West Coast with the growth capital expended.

Ron Londe —Wells Fargo—Analyst

Okay. From the standpoint — you said the exchange was tax-free exchange. So there is no tax implications for the GP unitholders?

Brooks Sherman —Inergy, L.P.—EVP and CFO

Not on the exchange, Ron.

Ron Londe —Wells Fargo—Analyst

Not on the exchange. Okay. All right. And I guess it gives them a pretty nice bump in the annual distribution.

John Sherman —Inergy, L.P.—CEO

Right.

Ron Londe —Wells Fargo—Analyst

Okay. Thanks. Very good.

John Sherman —Inergy, L.P.—CEO

Thanks, Ron.

Operator

Next question comes from the line of John Edwards from Morgan Keegan & Co., Inc.

John Edwards —Morgan Keegan & Co., Inc.—Analyst

Good morning, everybody.

John Sherman —Inergy, L.P.—CEO

Hi, John.

John Edwards —Morgan Keegan & Co., Inc.—Analyst

Congratulations on the announcement.

John Sherman —Inergy, L.P.—CEO

Thank you.

John Edwards —Morgan Keegan & Co., Inc.—Analyst

Can you just give us a little — I missed some of your opening comments, so I apologize if this is a repeat, but what was your thoughts behind initiating the buyout of NRGP at this time as far as timing goes?

John Sherman —Inergy, L.P.—CEO

This is John. Primarily it has to do with insuring long-term growth and improving our competitive position from a cost of capital standpoint. We are at a point where we’re paying about 28% or 29% of our cash flow to the GP, and we always thought that 30% as we do our analysis, 30% is a number where I think it becomes more difficult to stay competitive. We also had been made aware of a few things. We have had a couple of discussions with people that because of our two-tiered structure it had made it more complex to think about doing different things, so I think that flexibility that we’ll get with this simplified structure is another part of it.

And although this wasn’t any driving reason, the — at this point the carried interest legislation that’s being bantered about, we don’t know if it is going to happen. We don’t know if it does happen, whether it affects us, but another thing that this transaction does now is that it takes that risk off the table for the NRGP unitholders.

John Edwards —Morgan Keegan & Co., Inc.—Analyst

How does this transaction, how is this going to impact your future CapEx outlook now that you’re becoming more cost competitive? Can we assume that — you were commenting to somebody else that probably opens up some more opportunities? Can we assume then it will probably be on the upside here?

Andy Atterbury —Inergy, L.P.—SVP of Corporate Development

This is Andy. Our base assumption here is $375 million of annual CapEx, and that’s actually slightly below our historical CapEx average but our real objective is to actually exceed that assumption. And if you remove the incentive distribution rights out of the cost of capital equation, on a 6.5% NRGY yield today, that’s our IDR gross up was about 250 basis points, so you pull that out. And given the opportunities that we see to invest capital in, we feel very good about $375 million and again the objective is to exceed that.

John Edwards —Morgan Keegan & Co., Inc.—Analyst

That’s for this year?

Andy Atterbury —Inergy, L.P.—SVP of Corporate Development

On an annual basis on average.

John Sherman —Inergy, L.P.—CEO

That’s just a model that we run, John, $375 million a year as we analyze this versus our base case. As I said earlier, all of that is hard to predict on a year-by-year basis. But we have averaged more than that including a period where the capital markets were shut down in late 2008, 2009, and so I would be very a disappointed if we didn’t exceed that objective over the next three to five years on average.

John Edwards —Morgan Keegan & Co., Inc.—Analyst

Great. Thank you very much.

Andy Atterbury —Inergy, L.P.—SVP of Corporate Development

Thank you.

Operator

Next question comes from the line of John Tysseland from Citi.

John Tysseland —Citigroup—Analyst

Hi, guys. Good morning.

John Sherman —Inergy, L.P.—CEO

Good morning, John.

John Tysseland —Citigroup—Analyst

John, I think you alluded to this in your earlier comments, but I just wanted to be clear. With the simplified structure at Inergy, do you think this might encourage potential consolidation amongst some of the larger publicly traded propane entities now that a lot of the larger independents are predominantly gone?

John Sherman —Inergy, L.P.—CEO

I think — it is an interesting question. I think and we talked about it before. Certainly, academically you look at the industry. There should be some consolidation. That’s where the big opportunities to move the needle for those of us that have some scale are. I do think that it is more difficult when you have — when we have explored these types of opportunities before, it has been made more difficult by the two-tiered structure. So I don’t — I wouldn’t necessarily make a prediction here today that this will stimulate propane industry consolidation among the big guys, but I do think if some conversations are going on, it does make it easier definitely.

Phil Elbert —Inergy, L.P.—COO

John, I would just add you made the comment that the amount of large regional independents is decreasing. Certainly we have taken out our fair share, but there is $100 million to $200 million of EBITDA still residing in larger independents which obviously isn’t as big as a major consolidation, but I would not want to leave the impression that there isn’t some handsome growth still out there.

John Sherman —Inergy, L.P.—CEO

Good point.

John Tysseland —Citigroup—Analyst

Good point. I guess the thing that, that we get left with is has that always been a sticky point in terms of GP allocation and GP ownership and previous conversations, even among I guess some of the larger independents? Do you think this makes it easier?

Phil Elbert —Inergy, L.P.—COO

I think a lower cost to capital certainly has an impact with good-sized regionals who are going to sell or keep decision and really are looking to see if somebody can ring the bell where they’re better off in their view retiring to sale proceeds versus their annuity.

John Tysseland —Citigroup—Analyst

Great, guys. Thank you.

John Sherman —Inergy, L.P.—CEO

Thanks a lot, John.

Operator

Your next question comes from the line of Ethan Bellamy from Wunderlich Securities, Inc.

Ethan Bellamy —Wunderlich Securities, Inc.—Analyst

Hey guys. Just to follow up on John’s question, is it safe to assume also this would make it easier to potentially spin out the Midstream business as a standalone entity a la Plains.

John Sherman —Inergy, L.P.—CEO

Well, again, I do think as an example of things that become easier, that probably is one, yes. We have had a number of different things we have explored over the years, and at times, certainly in the early on the GP currency was a real advantage. In recent times, I think it has made things more complex. Definitely whether you’re talking about combining with a big propane company, whether you’re talking about spinning out or restructuring some of our business units, that all becomes easier with this. Not to say that there are any current plans other than I think, Ethan, we’re going to always look for the best way to position these businesses so that they can compete and grow, but certainly this gives us a lot more flexibility.

Ethan Bellamy —Wunderlich Securities, Inc.—Analyst

Okay. Thanks. A little bit different topic. With respect to derivatives, have you noticed any change in the liquidity in the market for propane and/or any changes after Dodd-Frank with respect to the cost of derivatives?

Phil Elbert —Inergy, L.P.—COO

This is Phil. Really, I would say virtually zero impact and probably more likely very specifically, zero impact. Propane is an esoteric market, always will be, I think, or in my opinion, and we have seen no change there.

Ethan Bellamy —Wunderlich Securities, Inc.—Analyst

Okay. Thanks. Good luck.

Operator

Your next question comes from the line of Adam Rothenburg from ZLP.

Adam Rothenberg —Zimmer Lucas Partners—Analyst

Hi. Good morning.

John Sherman —Inergy, L.P.—CEO

Hi, Adam.

Adam Rothenberg —Zimmer Lucas Partners—Analyst

I am looking at your assumptions page in your slides. With the $375 million of capital deployed do you have an estimate of what you’re thinking about on the Midstream side versus the propane side?

Andy Atterbury —Inergy, L.P.—SVP of Corporate Development

Adam, this is Andy. We have not broken out an allocation between propane and the Midstream with that number, but we do just think that collectively between spending capital on the propane and Midstream side that we can certainly get to that $375 million average annual number.

Adam Rothenberg —Zimmer Lucas Partners—Analyst

Okay. I guess and there is also weighted average between acquisitions and organic spending to get to that 8.8 times multiple.

Andy Atterbury —Inergy, L.P.—SVP of Corporate Development

It is three components and you’re right, it is weighted average. It is propane, M&A, which would be your tuck-ins and your acquisitions of your quality regionals. It is the continued optimization expansion of our Northeast footprint, and that’s primarily development but could be some M&A and then it is also new footprints M&A that we continue to pursue. And we sum up those components and consider what the market cost for executing on that would be and that’s how we get to that 8.8 multiple.

Adam Rothenberg —Zimmer Lucas Partners—Analyst

Okay. And then if — I guess absent this transaction, if you were telling us about your long-term plan, how much of that $375 million would have been part of your long-term annual plan anyway?

Andy Atterbury —Inergy, L.P.—SVP of Corporate Development

I don’t think we have broken that out in this doc, and I think that we are a little bit restricted on getting one level of additional detail on this at this point.

Mike Campbell —Inergy, L.P.—VP, Treasurer and Head of IR

This is Mike Campbell. If you look at the assumptions on that page, I mean we have a forecast of projects we have well within our control listed out on that page that are really layered into our base case. And if you look at the sans Seneca Lake acquisition, that’s is really around $500 million over a three to four-year period which is in line with our historical capital expenditures growth.

Adam Rothenberg —Zimmer Lucas Partners—Analyst

Okay. And then I guess moving to the third quarter results, it looked like your OpEx was a little bit higher on a year-over-year basis. What was driving that?

Brooks Sherman —Inergy, L.P.—EVP and CFO

The OpEx year-over-year increase is solely due to acquisitions. The operating expense from those businesses acquired, and our same store OpEx in both the quarter-to-date and year-to-date is actually down on a same-store basis year-over-year, so our OpEx is a little bit better than planned at this point so we feel good about it. I think just what shows up is we had fairly sizable propane acquisitions back in the winter.

Adam Rothenberg —Zimmer Lucas Partners—Analyst

Okay. Are there any transaction costs associated with money spent for this simplification in there that should be stripped out?

Brooks Sherman —Inergy, L.P.—EVP and CFO

No. There are no operating expenses for this transactions in there. The $1.4 million that you see in the quarter are really — that’s really around the transactions we closed back in the winter.

Adam Rothenberg —Zimmer Lucas Partners—Analyst

Okay. So then that — does your quarterly OpEx number is the new run rate we should be using on a go-forward basis?

Brooks Sherman —Inergy, L.P.—EVP and CFO

When you look at this quarter, I would think, yes, you could be pretty comfortable in that assumption with the businesses we’re owning and operating today. But again the summer quarters, the June and September quarters when you look at those in the propane world, those are our quarters where we have the lower OpEx on the years, so we ramp up in the winter obviously and they’re down in propane in the summer.

Adam Rothenberg —Zimmer Lucas Partners—Analyst

Got it. Sure. Thank you very much.

John Sherman —Inergy, L.P.—CEO

Thanks, Adam.

Operator

Your next question comes from the line of Carlos Rodriguez from Hartford Investment.

Carlos Rodriguez —Hartford Investment—Analyst

Good morning. I am just trying to understand the acquisition impact on the retail gallons sold from 41.9 million in the prior year to 45 million.

Brooks Sherman —Inergy, L.P.—EVP and CFO

The acquisition gallons in the quarter, I can pull that up. That will be in our 10-Q that will be filed shortly today, and if you give me one moment here, I can pull up the number. The acquisition impact — 10.9 million in the three months ended June 30.

Carlos Rodriguez —Hartford Investment—Analyst

Okay. So that implies a decline in volume year-over-year. Is that consistent on the base business, I guess, with your expectations?

Brooks Sherman —Inergy, L.P.—EVP and CFO

I think what you’re seeing — Phil, go ahead.

Phil Elbert —Inergy, L.P.—COO

Carlos, this is Phil. A couple of things on the June volume. One would be we are always very careful not to read too much into quarterly volumes when a customer has a lot of influence on their volumes based on how they want to manage their inventory levels. I think our feeling about the June quarter is as Brooks mentioned in his opening comments, we had 10% warmer the normal weather in March followed up by 26% warmer than normal April/May. That spring fill is really the discretionary fill in the retail propane business where customers do have a lot of ability to stiff arm you and not take it and I would also point out that we do have — the largest percentage of our business is residential.

And if you compare us to others, we have a greater percentage of our total volume is residential, but when you look at our volumes a year-to-date basis, they comp very similarly but bottom line you have households getting hefty monthly bills in December, January and February due to weather. And as you get into spring you are going to have a good chunk of your customer base saying “no mas”, and that’s why our same store volumes are off about 18%.

Carlos Rodriguez —Hartford Investment—Analyst

And just refresh my memory. On the Liberty acquisition what was the multiple you paid, the multiple of EBITDA?

Brooks Sherman —Inergy, L.P.—EVP and CFO

The multiple on that was I think when we averaged all of those together we were, Mike, in the 7 times range.

Mike Campbell —Inergy, L.P.—VP, Treasurer and Head of IR

That’s right, Brooks, MGS, Seneca Lake and Liberty combined was 7 times.

Carlos Rodriguez —Hartford Investment—Analyst

No breakout for just the propane?

Brooks Sherman —Inergy, L.P.—EVP and CFO

No. We really looked at that. We just talked about that as a total group.

Carlos Rodriguez —Hartford Investment—Analyst

So what are you seeing in acquisitions in the marketplace? You mentioned the M&A opportunity or the opportunities are picking up.

Phil Elbert —Inergy, L.P.—COO

Relative to propane or all —

Carlos Rodriguez —Hartford Investment—Analyst

Propane.

Phil Elbert —Inergy, L.P.—COO

I would say to you that we have seen a little bit more interest in sellers. You can’t really come up with general comments and everybody is in a different situation, but my representation would be you have guys in the sell or keep decision. I think it takes a couple of years or certainly some period of time for people to accept that the valuations of four years ago are not coming back for some time and you couple that acceptance with some operators’ views where tax rates are going and I think you have more interest.

Carlos Rodriguez —Hartford Investment—Analyst

Generally speaking, are acquisition multiples stable, increasing, declining, what would be your sense?

Phil Elbert —Inergy, L.P.—COO

I would say stable.

Carlos Rodriguez —Hartford Investment—Analyst

Okay. That’s all I had. Thanks very much.

Operator

Ladies and gentlemen, at this time we do have time for a couple more questions. (Operator Instructions) Your next question comes from the line of Sachin Shah from Capstone Global.

Sachin Shah —Capstone Global—Analyst

Hi. Good morning. I just had a couple of questions in relation to the timing of the close, so potentially the only thing you really need to do is file the proxy and hold the unit holder meeting. Is that what you need to complete the deal?

Laura Ozenberger —Inergy, L.P.—SVP and General Counsel

This is Laura Ozenberger, and I think that’s a good assessment. We are already starting to work on the proxy statement and we think we can get that filed within the next 30 days and then, of course the wild cards will be the SEC review. We think that would be a one to two-month period of time, so we are targeting a close in the November time period.

Sachin Shah —Capstone Global—Analyst

Okay. So I am just looking at your distribution from past. It seems like using the August distribution and then last year you typically make distributions probably early November on both companies’ side. Just wanted to find out if you believe the deal is going to close distribution timeframe?

John Sherman —Inergy, L.P.—CEO

Or the ex-dividend date?

Sachin Shah —Capstone Global—Analyst

Yes, the ex-dividend date.

John Sherman —Inergy, L.P.—CEO

His question is will we be closing around the ex-dividend date? It could be slightly before or odds are that it would be after though most likely.

Laura Ozenberger —Inergy, L.P.—SVP and General Counsel

That would be my expectation.

Sachin Shah —Capstone Global—Analyst

Okay. Now, just to clarify on the financing side, so is there any refinancing required to complete the deal?

Brooks Sherman —Inergy, L.P.—EVP and CFO

At NRGP we have about $26 million of debt, $26 million to $27 million of debt. That’s the only piece of debt that would need to be assumed by NRGY or refinanced.

Sachin Shah —Capstone Global—Analyst

Okay. So basically the proxy and the unitholder, though, basically all you need to complete the deal?

Laura Ozenberger —Inergy, L.P.—SVP and General Counsel

That’s correct.

Sachin Shah —Capstone Global—Analyst

Okay. Now, just getting back to the background, you mentioned the 20-day averaging period and you mentioned the 10% premium. I am trying to get back into this premium of how you decided on that as well as the exchange ratio, so maybe just quickly talk about that?

John Sherman —Inergy, L.P.—CEO

That was negotiated by the two special committees. I can just tell you they had a very, very rigorous process with their financial advisors and legal advisors. What I was reporting today is that what they landed on was that 0.77 exchange ratio, and that was based — about a 10% premium based upon the 20-day closing prices of — the 20-day average of the closing prices ending August 3, and that was last week at some point I think when they finally agreed on that exchange rate.

Sachin Shah —Capstone Global—Analyst

Okay. So as far as other offers, there is no-go shop provision here, is that correct?

John Sherman —Inergy, L.P.—CEO

The merger agreement I think will be posted within — is supposed to be posted, I think this morning along with the support agreements, 13-D filing, I think the description of the PIK and the partnership agreement, so there will be a lot of disclosure out there this morning. I would just — so I would refer to you the document. What I would tell you is that there is no no-shop language until 60 days after the filing of the proxy, and that’s how we — we believe really both NRGY and NRGP, we believe that we need to make sure we’re evaluating all alternatives for both sets of unitholders and again I would refer to you the merger agreement, but there is not a go-shop but there is no no-shop until 60 days after the filing of the proxy.

Sachin Shah —Capstone Global—Analyst

So after the proxy is filed, there is a no shop for 60 days?

John Sherman —Inergy, L.P.—CEO

No, there is no no-shop until 60 days, so it’s — so there is an open season so to speak until —

Sachin Shah —Capstone Global—Analyst

After the proxy is filed?

John Sherman —Inergy, L.P.—CEO

Exactly.

Sachin Shah —Capstone Global—Analyst

Okay. Just getting back to the synergies, maybe I missed this earlier. On the operating level did you quantify what the synergies are for the combined entity?

Brooks Sherman —Inergy, L.P.—EVP and CFO

We have not put that in. I think if you look at the historical operating expenses on a standalone basis in holdings, we have OpEx up there near $1 million — of incremental to NRGY, that’s all there is.

Sachin Shah —Capstone Global—Analyst

Just $1 million, I am sorry? I missed that.

Brooks Sherman —Inergy, L.P.—EVP and CFO

That’s the incremental operating expense of Inergy holdings, yes, that’s been the historical amount roughly.

Sachin Shah —Capstone Global—Analyst

Okay. Thank you very much. Have a great day.

John Sherman —Inergy, L.P.—CEO

Thank you.

Operator

Your final question comes from the line of Sean Wells from RBC Capital Markets.

Sean Wells —RBC Capital Markets—Analyst

Good morning, guys.

John Sherman —Inergy, L.P.—CEO

Good morning, Sean.

Sean Wells —RBC Capital Markets—Analyst

I just had one additional question about the merger transaction. It says on the slide that one of the assumptions made is the $375 million of spending annually and —

John Sherman —Inergy, L.P.—CEO

Hello.

Mike Campbell —Inergy, L.P.—VP, Treasurer and Head of IR

Sean? Operator?

Operator

Sir, his line was dropped.

Mike Campbell —Inergy, L.P.—VP, Treasurer and Head of IR

Okay. I think we should take it to Brooks Sherman for the closing and we’ll follow up with Sean later.

Brooks Sherman —Inergy, L.P.—EVP and CFO

Thank you all very much for joining us today. We very much appreciate your attention and support. Thank you.

John Sherman —Inergy, L.P.—CEO

Thank you.

Operator

This concludes today’s conference call. You may now disconnect.

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